  EXHIBIT 99.1

AMARC’S ONGOING DRILLING CONTINUES TO EXPAND DUKE DEPOSIT

Drills 309 m of 0.42% CuEQ, within 557 m of 0.36% CuEQ

February 15, 2023, Vancouver, BC – Amarc Resources Ltd. ("Amarc" or the "Company") (TSXV:AHR) (OTCQB:AXREF) is pleased to announce that the ongoing drilling program continues to expand the DUKE Deposit, located within its 100%-owned DUKE porphyry Cu-Au district ("DUKE District" or "DUKE") in central British Columbia ("BC"). Boliden Mineral Canada Ltd. ("Boliden") is earning up to a 70% interest in the DUKE District by funding CDN$90 million of staged earn-in expenditures (see November 22, 2022 news release). Amarc is the operator of the project.

“The consistently positive results we’ve received from our initial drill program underscore the tremendous potential of the mineralized system at the DUKE Deposit,” said Amarc President and CEO Dr. Diane Nicolson. “We have just returned from site where it was agreed with partner Boliden to expand the drill program to include a third rig: two rigs are focused on delineating the DUKE Deposit laterally and at depth, and the third will step out to continue to drill test the surrounding 4.7 km2 DUKE target.  We strongly believe the untapped potential of the sizeable mineralized system at the DUKE target will continue to emerge, as will its development opportunities.”

Hole DK22010 is the second of two holes completed in December 2022 in the DUKE Deposit area as part of a first phase drill program to test the geometry and depth potential of the mineralization, which from previous drilling is known to extend over at least 400 m x 600 m at surface and notably remains open for expansion laterally and to depth.

Highlights from DK22010 include:

●    309 m of 0.42% CuEQ*(0.31% Cu, 0.017% Mo, 0.08 g/t Au and 1.8 g/t Ag) from 8.6 m

●    Including 57 m of 0.68% CuEQ (0.50% Cu, 0.027% Mo, 0.13 g/t Au and 2.0 g/t Ag) from 243 m

Within 557 m of 0.36% CuEQ (0.25% Cu, 0.018% Mo, 0.06 g/t Au and 1.4 g/t Ag) from 8.6 m

* Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag.

Hole DK22010 was collared 200 m east of DK22009, which intercepted 126 m of 0.52% CuEQ* (0.38% Cu, 0.024% Mo, 0.08 g/t Au and 1.8 g/t Ag) within 542 m of 0.33% CuEQ (0.24% Cu, 0.016% Mo, 0.04 g/t Au and 1.2 g/t Ag) (see January 26, 2023 news release). It also encountered significant Cu-Mo-Au-Ag mineralization from the bedrock surface to the bottom of hole including several sub-intervals of higher grade (Table 1). Importantly, DK22010 continues to extend the deposit to the east and to depth.

Figures 1 and 2 show the location of hole DK22010 in relation to previous Amarc drill holes, including DK17001 and DK17002 to the west, and DK18006 and DK18007 to the east, listed as “1”, “2”, “6” and “7”, respectively, on the figures. The latter holes are further described in Amarc’s December 19, 2017 and June 12, 2018 news releases.

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Figure 1: DUKE Deposit DK22010: Confirms Scale and Depth Potential with Mineralization Open in All Directions

Figure 2: DUKE Deposit IP Chargeability Anomaly Indicates a Significant Mineralized System

Table 1: Drill Hole DK22010 Assay Results

Drill Hole ID1	Azim (°)	Dip (°)	EOH (m)	Incl.	From (m)	To (m)	Int.[2,3,4] (m)	CuEQ[5] (%)	Cu (%)	Mo (%)	Au (g/t)	Ag (g/t)
DK22010	0	-90	566		8.63	566.00	557.37	0.36	0.25	0.018	0.06	1.4
				Incl	8.63	317.56	308.93	0.42	0.31	0.017	0.08	1.8
				And	101.00	317.56	216.56	0.45	0.33	0.018	0.08	1.5
				And	185.00	206.00	21.00	0.48	0.38	0.012	0.08	1.6
				And	243.45	300.75	57.30	0.68	0.50	0.027	0.13	2.0
				Incl	338.00	368.00	30.00	0.49	0.33	0.030	0.08	1.3

1.	DK22010 is collared at UTM NAD83, Zone 9, Easting 679888, Northing 6125597.
2.	Widths reported are drill widths, such that true thicknesses are unknown.
3.	All assay intervals represent length-weighted averages.
4.	Some figures may not sum exactly due to rounding.
5.

Copper equivalent (CuEQ) calculations use metal prices of: Cu US$4.00/lb, Mo US$15.00/lb, Au US$1,800.00/oz, Ag US$24.00/oz and and conceptual recoveries of: Cu 85%, Mo 82%, Au 72% and 67% Ag. Conversion of metals to an equivalent copper grade based on these metal prices is relative to the copper price per unit mass factored by conceptual recoveries for those metals normalized to the conceptualized copper recovery. The metal equivalencies for each metal are added to the copper grade. The general formula for this is: CuEQ % = Cu% + (Au g/t * (Au recovery / Cu recovery) * (Au $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)) + (Ag g/t * (Ag recovery / Cu recovery) * (Ag $ per oz/ 31.1034768) / (Cu $ per lb* 22.04623)+ (Mo% * (Mo recovery / Cu recovery) * (Mo $ per lb / Cu $ per lb)).

About the DUKE District

Amarc's DUKE District is located 80 km northeast of Smithers within the Babine Region, one of BC's most prolific porphyry Cu-Au belts. The Babine Region hosts the former Bell and Granisle Cu-Au mines that were operated by Noranda Mines, and the advanced stage Morrison Cu-Au deposit. Significant infrastructure exists in the region servicing the former mines and the very active forestry and exploration industries.

Central to Amarc's extensive mineral tenure is the DUKE Deposit discovery, located 30 km north of the former Bell Mine. Although explored historically, the extensive porphyry Cu system at the DUKE discovery has not been delineated or drilled off. Many of the 21 historical shallow and closely-spaced core holes intersected and ended in significant Cu-Mo-Au-Ag mineralization. These holes were restricted to a small portion of a robust, 4.7 km2  IP chargeability anomaly indicating a large sulphide mineralized system. Amarc completed initial drilling at the DUKE Deposit in 2017 and 2018. Seven of the eight core holes drilled over an area measuring approximately 400 m north-south by 600 m east-west (see December 19, 2017 and June 12, 2018 news releases) successfully intersected porphyry copper-style mineralization to a vertical depth of 360 m. This mineralization remains wide open to expansion. The eighth hole was drilled off a road one kilometre to the north and within the sulphide mineral system; it intersected similar copper-molybdenum-silver-gold porphyry mineralization.

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Amarc has also completed a comprehensive compilation of government and historical data over the entire DUKE District. This detailed scientific work provided a new interpretation of the geological, geochemical and geophysical characteristics of the Babine belt, and identified 12 previously unrecognized porphyry Cu deposit targets with exciting potential (see May 6, 2020 news release).  Drilling and additional surface programs testing these compelling deposit targets across the DUKE District are planned for later in 2023.

In November 2022, Amarc entered into a Mineral Property Earn-In Agreement (the "EIA") with Boliden Mineral Canada Ltd. (“Boliden”), an entity within the Boliden Group of companies (see Amarc release November 22, 2022).  Under the terms of the Agreement, Boliden has a two-staged option to earn up to a 70% interest in the DUKE District by funding $90 million exploration and development expenditures. Boliden has committed to invest $5 million, with an expected investment of a further $5 million (total $10 million) during 2023.

Further information on the historical and Amarc's modern exploration activities in the DUKE District, are described in the Company's DUKE Project 2020 Technical Report available on its website at https://amarcresources.com/projects/duke-project/technical-report/ .

About Amarc Resources

Amarc is a mineral exploration and development company with an experienced and successful management team focused on developing a new generation of long-life, high-value porphyry Cu-Au mines in BC. By combining high-demand projects with dynamic management, Amarc has created a solid platform to create value from its exploration and development-stage assets.

Amarc is advancing its 100%-owned IKE, DUKE and JOY porphyry Cu±Au districts located in different prolific porphyry regions of southern, central and northern BC, respectively. Each district represents significant potential for the development of multiple and important-scale, porphyry Cu±Au deposits. Importantly each of the three districts is located in proximity to industrial infrastructure - including power, highways and rail.

Amarc is associated with HDI, a diversified, global mining company with a 35-year history of porphyry Cu deposit discovery and development success. Previous and current HDI projects include some of BC's and the world's most important porphyry deposits - such as Pebble, Mount Milligan, Southern Star, Kemess South, Kemess North, Gibraltar, Prosperity, Xietongmen, Newtongmen, Florence, Casino, Sisson, Maggie, IKE, PINE and DUKE. From its head office in Vancouver, Canada, HDI applies its unique strengths and capabilities to acquire, develop, operate and monetize mineral projects.

Amarc works closely with local governments, Indigenous groups and stakeholders in order to advance its mineral projects responsibly, and in a manner that contributes to sustainable community and economic development. We pursue early and meaningful engagement to ensure our mineral exploration and development activities are well coordinated and broadly supported, address local priorities and concerns, and optimize opportunities for collaboration. In particular, we seek to establish mutually beneficial partnerships with Indigenous groups within whose traditional territories our projects are located, through the provision of jobs, training programs, contract opportunities, capacity funding agreements and sponsorship of community events. All Amarc work programs are carefully planned to achieve high levels of environmental and social performance.

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Qualified Person

Dr. Roy Greig, P.Geo, a Qualified Person as defined by National Instrument 43-101, has read and approved all technical and scientific information related to the Duke Project contained in this news release. Dr. Greig is Amarc's Vice President, Exploration.

Quality Control/Quality Assurance Program

Amarc drilled NQ size core in 2022. All drill core was logged, photographed, and cut in half with a diamond saw. Half core samples from DUKE were sent to ALS Canada Ltd., North Vancouver, Canada, an ISO/IEC 17025:2017 accredited facility, for preparation and analysis. At the laboratory, samples were dried, crushed to 70% passing -2mm, and a 250 g split pulverized to better than 85% passing 75 microns. Samples were analyzed for Au by fire assay fusion of a 30 g sub-sample with an ICP-AES finish, and for 60 elements including Cu, Mo and Ag by a four-acid digestion, multi-element ICP-MS package. As part of a comprehensive Quality Assurance/Quality Control ("QAQC") program, Amarc control samples were inserted in each analytical batch at the following rates: standards one in 20 regular samples, in-line replicates one in 20 regular samples and one coarse blank per hole. The control sample results were then checked to ensure proper QAQC.

For further details on Amarc Resources Ltd., please visit the Company's website at www.amarcresources.com or contact Dr. Diane Nicolson, President and CEO, at (604) 684-6365 or within North America at 1-800-667-2114, or Kin Communications, at (604) 684-6730, Email: AHR@kincommunications.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF AMARC RESOURCES LTD.

Dr. Diane Nicolson

President and CEO

Neither the TSX Venture Exchange nor any other regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking and other Cautionary Information

This news release includes certain statements that may be deemed "forward-looking statements". All such statements, other than statements of historical facts that address exploration plans and plans for enhanced relationships are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Assumptions used by the Company to develop forward-looking statements include the following: Amarc's projects will obtain all required environmental and other permits and all land use and other licenses, studies and exploration of Amarc's projects will continue to be positive, and no geological or technical problems will occur. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, potential environmental issues or liabilities associated with exploration, development and mining activities, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and tenure and delays due to third party opposition, changes in and the effect of government policies regarding mining and natural resource exploration and exploitation, exploration and development of properties located within Aboriginal groups asserted territories may affect or be perceived to affect asserted aboriginal rights and title, which may cause permitting delays or opposition by Aboriginal groups, continued availability of capital and financing, and general economic, market or business conditions, as well as risks relating to the uncertainties with respect to the effects of COVID-19. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. For more information on Amarc Resources Ltd., investors should review Amarc's annual Form 20-F filing with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

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Figure 1: DUKE Deposit DK22010: Confirms Scale and Depth Potential with Mineralization Open in All Directions

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Figure 2: DUKE Deposit IP Chargeability Anomaly Indicates a Significant Mineralized System

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